

Mail Stop 4631

July 24, 2009

Thomas P. Lemke, Esq.
Senior Vice President and General Counsel
Legg Mason, Inc.
100 Light Street
Baltimore, MD 21202

Re: Legg Mason, Inc.
Registration Statement on Form S-4
Filed on July 15, 2009
File No. 333-160593

Schedule TO-I
Filed on July 15, 2009
File No. 5-34735

Dear Mr. Lemke:

We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. All defined terms used in this letter have the same meaning as in the filings listed above, unless otherwise indicated.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-4
Early Commencement

1.   Although the requirement to deliver a final prospectus has been eliminated under Regulation M-A for exchange offers commenced before effectiveness of the registration statement, offerors still must file a final prospectus. The obligation to file a final

prospectus is not satisfied by the filing of an amendment to the registration statement before effectiveness. See, on our website www.sec.gov, Telephone Interpretation Manual Supplement dated July 2001, Section I.E.3, for more information. Please confirm to us that Legg Mason will satisfy its obligation to file a final prospectus, after effectiveness, in accordance with the above interpretation.

Prospectus Cover Page

2.   The preliminary prospectus disseminated to security holders in an early commencement exchange offer must be complete and contain all required information. Accordingly, please remove the language that the "prospectus is not complete" and "Subject to Completion" from the cover page of your prospectus. Please see question I.E.2. of the July 2001 Supplement to the Division of Corporation Finance's Manual of Publicly Available Telephone Interpretations, which is available on our website at www.sec.gov.

Forward-Looking Statements, page ii

3.   We note your disclosure that you "undertake no obligations to update any forward-looking statement . . . ." This statement is inconsistent with your obligations under Rule 13e-4(d)(2) and (3) to amend and promptly disseminate revised information in the event that your existing disclosure materially changes. Therefore, please revise this disclosure accordingly.

Documents Incorporated by Reference, page iv

4.   While we recognize that any documents you file pursuant to Section 13(a) or 15(d) of the Exchange Act after the date the prospectus is declared effective may be deemed incorporated by reference into the Form S-4, the Schedule TO-I does not permit forward-incorporation by reference. Please confirm that the Schedule TO-I will be amended to specifically include any information that is deemed to be forward-incorporated by reference into the Form S-4, or advise.

Summary, page 1

Material U.S. Federal Income Tax Considerations, page 5

5.   Please provide a clear statement on whether the exchange offer will be a taxable transaction to investors and briefly disclose the material tax consequences. Also disclose that you have received a tax opinion and identify counsel. Make similar disclosures on page 11.

Selected Consolidated Financial and Operating Data, page 29

6.   We note that you have incorporated by reference the financial information required by Item 1010(a) of Regulation M-A and have provided some of the summary information required by Item 1010(c). Please provide the information required by Item 1010(c)(5) of Regulation M-A. See Instruction 6 to Item 10 of Schedule TO. Also refer to telephone interpretation I.H.7 in the July 2001 supplement to our "Manual of Publicly Available Telephone Interpretations" that is available on the Commission's website at http://www.sec.gov for additional guidance.

7.   In addition, we note that you have provided the ratio of earnings to fixed charges in Exhibit 12.1 to the Form S-4. Please confirm that you have disseminated Exhibit 12.1 to security holders or revise your prospectus to include that information.

Extension, Termination or Amendment, page 33

8.   We note your disclosure here and elsewhere in your document where you provide that "Legg Mason has the right to terminate or withdraw, in its sole discretion, the offer at any time and for any reason if the conditions to the offer are not met on or *after* the expiration date." (Emphasis added) We also note your disclosure in the "Conditions of the Offer" section on page 38 where you provide that offer conditions may be waived "at any or at various times." All conditions to the offer, other than those dependent upon the receipt of government approvals, must be satisfied or waived *prior* to offer expiration. Please revise your document throughout accordingly.

9.   We note your disclosure in this section providing that "[a]ny extension, amendment, waiver or decrease or change will not result in the reinstatement of any withdrawal rights if those rights had previously expired, except to the extent required by law." Please clarify under what circumstances withdrawal rights would not be reinstated, or advise us.

Conditions of the Offer, page 38

10.   We refer you to the condition set forth in the last bullet point of this section. In our view, you may condition a tender offer on any number of conditions, as long as they are described with reasonable specificity, capable of objective verification, and outside of your control. The language that you "shall have concluded based on discussions" with the NYSE regarding the delisting issue implies a subjective standard. Similarly, your reference in the third bullet point where you reference "be likely to occur" is too vague for a security holder to judge the scope of the condition. Please revise your disclosure to provide a standard upon which your discretion may be objectively determined.

11.   We note your disclosure here and similar disclosure elsewhere in your document that "while we are making the offer for up to 21,850,000 Corporate Units, we may not accept

21,850,000 Corporate Units if doing so may result in the de-listing of the Corporate Units." It appears that you will not determine the final amount of Corporate Units you will accept for payment until the offer expiration date or *after* the offer expiration date. Rules 13e-4(f)(1)(ii) and 14e-1(b) of the Exchange Act require that that you extend the offering period for any increase or decrease in the percentage of the class of securities being sought so at least ten business days remain in the offer after the change. Please provide us with your legal analysis explaining how your offer will comply with Rules 13e-4(f)(1)(ii) and 14e-1(b). In the alternative, please revise your document to explain that you will extend the offer for at least 10 business days after a change in the percentage of the class of securities being sought to holders of Corporate Units.

12.   Please see our comment above. In addition, the language referenced above suggests that your offer condition set forth in the last bullet point of this section may not be satisfied or waived prior to the expiration date of the offer. Please advise us or revise your disclosure accordingly.

13.   We note the representation that Legg Mason may assert the conditions regardless of the circumstances giving rise to such conditions. Please revise to remove the implication that the offer conditions may be triggered through action or inaction by Legg Mason.

14.   Please refer to the discussion on page 40 relating to your failure to exercise any of the rights described in this section. Note that when a condition is triggered and you decide to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and re-circulate new disclosure to security holders. You may not, as this language seems to imply, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so. Please confirm your understanding in your response letter.

15.   Please see our comment above. When an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the company should inform security holders how it intends to proceed promptly, rather than wait until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm your understanding in your response letter.

Certain Matters Relating to Non-U.S. Jurisdictions, page 40

16.   We note your disclosure that "this document is not an offer to sell or exchange and is not a solicitation of an offer to buy or sell any Corporate Units or common stock in any jurisdiction in which the offer is not permitted." This language suggests that you will not accept tenders from holders of Corporate Units residing in non-US jurisdictions where it would conflict with such jurisdiction's laws. Please explain in your response letter your

Thomas P. Lemke, Esq.
Legg Mason, Inc.
July 24, 2009
Page 5

authority for prohibiting tenders from security holders in jurisdictions outside the United States given the all-holders mandate in Rule 13e-4(f)(8)(i), or revise the disclosure here consistent with that rule.

Material U.S. Federal Income Tax Considerations, page 51

17.   We note your statement in the first paragraph that you have not sought any opinion of counsel with respect your tax disclosure. However, you have filed as Exhibit 8.1 the short form tax opinion of Shearman & Sterling LLP. Therefore, please revise your disclosure to state clearly that the discussion in this section is the opinion of Shearman & Sterling.

U.S. Federal Income Tax Consequences to Participating U.S. Holders, page 52

18.   Please clarify your disclosure so that investors can better understand the tax consequences in order to make an informed investment decision. Include the following in your disclosure:

*   Identify the applicable Internal Revenue Code provision, regulation or revenue ruling and, if applicable, any recent tax code changes or other factors which may affect the cited authority.
*   You must clearly provide a firm conclusion regarding the tax consequences of the transaction to investors. If doubt exists because of a lack of authority addressing the tax consequences, you must describe why counsel cannot provide a firm conclusion, the degree of uncertainty and provide risk factor disclosure setting forth the risk to investors. Please revise the third paragraph under "Treatment of the Corporate Units" on page 52; the first, fourth and fifth paragraphs under "Exchange of Corporate Units for Common Stock and Cash" on page 52; and the paragraph under "Accrued Contract Adjustment Payments" on page 54, accordingly. Also add tax risk factors as appropriate.
*   All material tax consequences to investors should be covered by counsel's opinion. Where you refer to your assumptions or alternative characterizations of the exchange, also describe the possible tax consequences and risks to investors under the alternatives. Please revise the fourth paragraph under "Treatment of the Corporate Units" on page 52; the second and fourth paragraphs under "Exchange of Corporate Units for Common Stock and Cash" on page 52; and the paragraph under "Accrued Contract Adjustment Payments" on page 54, accordingly.

Legal Opinions

19.   We were unable to find on EDGAR the unqualified takedown legal opinion for the May 2008 Equity Unit offering. See Compliance and Disclosure Interpretations – Securities Act Rules (Question 212.05), available in the Corporation Finance section of our website. Please advise.

Exhibit 5.1 – Legal Opinion of Deputy General Counsel of Legg Mason, Inc.

20.   Counsel should confirm to us or revise the penultimate paragraph of the legal opinion to clarify that the law covered by the opinion includes not only the Maryland General Corporation Law, but also the applicable provisions of the Maryland Constitution and reported judicial decisions interpreting these laws.

21.   Counsel can limit reliance with regard to purpose, but not person. Please revise the last two sentences of the penultimate paragraph accordingly.

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As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
·   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

If you have any questions, please call Brigitte Lippmann, Senior Staff Attorney, at (202) 551-3713, or in her absence, Song Brandon, Special Counsel with the Office of Mergers and Acquisitions, at (202) 551-3621, or me at (202) 551-3760.

Sincerely,

Pamela A. Long
Assistant Director

cc: Michael Benjamin, Esq.
        Shearman & Sterling LLP
        599 Lexington Avenue
        New York, NY 10022